Mail Stop 3561

May 16, 2008

By Facsimile and U.S. Mail

Mr. Edward J. Graham
President and Chief Executive Officer
South Jersey Industries, Inc.
South Jersey Gas Company
1 South Jersey Plaza
Folsom, New Jersey   08037

> **Re: South Jersey Industries, Inc.**
> **South Jersey Gas Company**
> **Forms 10-K for the Fiscal Years Ended December 31, 2007**
> **File Nos. 1-6364 and 0-22211**

Dear Mr. Graham:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief